Exhibit 3.128

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

OF

AUSTIN NSC, LP

This Amended and Restated Limited Partnership Agreement (this “Agreement”) of Austin NSC, LP (the “Partnership”) is executed as of this 8th day of April, 2013 by Austin NSC, LLC, a Tennessee limited liability company, as general partner (the “General Partner”), and AmSurg Holdings, Inc., a Tennessee corporation, as limited partner (the “Limited Partner”) (collectively, the “Partners”).

The Partners hereby agree as follows:

1. Name. The name of the limited partnership is Austin NSC, LP.

2. Purpose. The Partnership is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Partnership is, engaging in any lawful act or activity for which partnerships may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

3. Principal Place of Business. The principal place of business of the Partnership is 20 Burton Hills Boulevard, Suite 500, Nashville, Tennessee 37215.

4. Registered Office and Registered Agent. The name the registered agent of the Partnership for service of process on the Partnership in the State of Texas is National Registered Agents, Inc. The address of the registered agent and the Partnership’s registered office in the State of Texas is c/o National Registered Agents, Inc., 350 N. St. Paul Street, Suite 2900, Dallas, Texas 75201-4234.

5. Partners. The names of the Partners are Austin NSC, LLC and AmSurg Holdings, Inc., whose addresses are: c/o AmSurg Corp., 20 Burton Hills Boulevard, Suite 500, Nashville, Tennessee 37215.

6. Powers. The business and affairs of the Partnership shall be managed by the General Partner. The General Partner shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by Partners under the Act.

7. Dissolution. The Partnership shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the consent of the Partners, (b) the bankruptcy, dissolution, retirement, resignation, withdrawal or removal of the General Partner, or (c) the entry of a decree of judicial dissolution under § 11.314 of the Act.

8. Capital Contribution. The General Partner has contributed $1 to the capital of the Partnership and the Limited Partner has contributed $99 to the capital of the Partnership.

9. Additional Contribution. No Partner is required to make any additional capital contribution to the Partnership.

10. Allocation of Profits and Losses. The Partnership’s profits and losses shall be allocated in proportion to the capital contributions of the Partners.

11. Distributions. Distributions shall be made to the Partners at the times and in the aggregate amounts determined by the General Partner. Such distributions shall be allocated among the Partners in the same proportion as their then capital account balances.

12. Admission of Additional Partners. One or more additional Partners of the Partnership may be admitted to the Partnership with the consent of the Partners.

13. Liability of Partners. No Partner shall have any liability for the obligations or liabilities of the Partnership except to the extent provided in the Act.

14. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Texas, all rights and remedies being governed by said laws.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Limited Partnership Agreement as of the date first above written.

General Partner:

AUSTIN NSC, LLC

By:	/s/ Clint C. Cromwell
Name:	Clint C. Cromwell
Its:	Vice President

Limited Partner:

AMSURG HOLDINGS, INC.

By:	/s/ Clint C. Cromwell
Name:	Clint C. Cromwell
Its:	Vice President